UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TiGenix

(Name of Subject Company (Issuer))

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Name of Filing Persons (Offeror))

Ordinary shares, no nominal value (“Shares”)

American Depositary Shares (“ADSs”), each representing 20 Shares

(Title of Class of Securities)

ISIN BE0003864817 (Shares)

CUSIP 88675R109 (ADSs)

(CUSIP Number of Class of Securities)

James Kehoe

Takeda Pharmaceutical Company Limited

12-10, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-8668

Tel: +81 3 3278-2111

+81 3 3278-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Gregory W. Hayes

Sanjay Shirodkar

DLA Piper LLP (US)

444 West Lake Street, Suite 900

Chicago, Illinois 60606

United States

(312) 368-4000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
N/A*	N/A*

*	In accordance with General instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On January 5, 2018, Takeda Pharmaceutical Company Limited, a company under the laws of Japan, with its registered office at 1-1, Doshomachi 4-chome, Chuo-ku, Osaka, Japan, (“Takeda”), announced its intention to launch a potential voluntary and conditional public takeover bid in cash for all outstanding ordinary shares (the “Ordinary Shares”), American Depositary Shares issued by Deutsche Bank Trust Company Americas, acting as depositary(“ADS”), warrants to acquire Ordinary Shares (the “Warrants”) and 9% senior unsecured convertible bonds due March 6, 2018 (the “Convertible Bonds”) of TiGenix NV, a limited liability company (naamloze vennootschap / société anonyme) under the laws of Belgium (“TiGenix”). Subsequent to such announcement all Convertible Bonds were converted into Ordinary Shares.

This filing relates solely to preliminary communications made before the commencement of the tender offer.

Additional Information

The voluntary public takeover bid described herein has not yet commenced. This communication is for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell any securities of TiGenix. At the time the voluntary public takeover bid is commenced, security holders of TiGenix are urged to read the offer documents which will be available at www.sec.gov.

At the time the voluntary public takeover bid is commenced, it shall be comprised of two separate offers – (i) an offer for all Ordinary Shares and Warrants in accordance with the applicable law in Belgium and (ii) an offer to holders of ADSs, and to holders of Ordinary Shares who are resident in the U.S. in accordance with applicable U.S. law (the “U.S. Offer”). The U.S. Offer will only be made pursuant to an offer to purchase and related materials. At the time the U.S. Offer is commenced, Takeda will file, or cause to be filed, a tender offer statement on Schedule TO with the SEC and thereafter, TiGenix will file a solicitation/recommendation statement on Schedule 14D-9, in each case with respect to the U.S. Offer. Holders of the ADSs and Ordinary Shares subject to the U.S. Offer who wish to participate in the U.S. Offer, are urged to carefully review the documents relating to the U.S. Offer that will be filed by Takeda with the SEC since these documents will contain important information, including the terms and conditions of the U.S. Offer.

Holders of the ADSs and Ordinary Shares subject to the U.S. Offer who wish to participate in the U.S. Offer, are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by TiGenix relating to the U.S. Offer. You may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by TiGenix and Takeda with the SEC, at the SEC’s website at www.sec.gov. In addition to the offer and certain other tender offer documents, as well as the solicitation/recommendation statement, TiGenix files reports and other information with the SEC. You may read and copy any reports or other information filed by TiGenix at the SEC Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. TiGenix’s filings at the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

This filing contains “forward-looking statements.” Forward-looking statements include all statements other than statements of historical fact, including plans, strategies and expectations for the future, statements regarding the expected timing of filings and approvals relating to the transaction, the expected timing of the completion of the transaction, the ability to complete the transaction or to satisfy the various closing conditions, future revenues and profitability from or growth or any assumptions underlying any of the foregoing. Statements made in the future tense, and words such as “anticipate,” “expect,” “project,” “continue,” “believe,” “plan,” “estimate,” “pro forma,” “intend,” “potential,” “target,” “forecast,” “guidance,” “outlook,” “seek,” “assume,” “will,” “may,” “should,” and similar expressions are intended to qualify as forward-looking statements. Forward-looking statements are based on estimates and assumptions made by management of Takeda and TiGenix that are believed to be reasonable, though they are inherently uncertain and difficult to predict. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements.

Forward-looking statements involve risks and uncertainties that could cause actual results or experience to differ materially from that expressed or implied by the forward-looking statements. Some of these risks and uncertainties include, but are not limited to: required regulatory approvals for the transaction may not be obtained in a timely manner, if at all; the conditions to closing of the transaction may not be satisfied; competitive pressures and developments; applicable laws and regulations; the success or failure of product development programs; actions of regulatory authorities and the timing thereof; changes in exchange rates; and claims or concerns regarding the safety or efficacy of marketed products or product candidates in development.

The forward-looking statements contained in this filing speak only as of the date of this filing, and neither Takeda not TiGenix undertakes any obligation to revise or update any forward-looking statements to reflect new information, future events or circumstances after the date of the forward-looking statement. If one or more of these statements is updated or corrected, investors and others should not conclude that additional updates or corrections will be made.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Transcript of video message to TiGenix Employees